UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT

TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GOLD PARTY PAYDAY, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware

(State or Other Jurisdiction of Incorporation)

000-54915	45-3327444
(Commission File Number)	(IRS Employer Identification No.)

2368 Lakeshore Road West
Oakville, ON Canada	L6L 1H5
(Address of Principal Executive Offices)	(Zip Code)

(866) 790-3324

(Registrant's Telephone Number, Including Area Code)

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY

INFORMATION STATEMENT

PURSUANT TO SECTION 14(F) OF

THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

Notice of Anticipated Change in the
Majority of the Board of Directors

May 23, 2014

INTRODUCTION AND CHANGE OF CONTROL

This Information Statement (this “Information Statement”) is being furnished to all holders of record of common stock, par value $0.00001 per share, of Gold Party Payday, Inc., a Delaware corporation (the “Company”, “we” or “our”) at the close of business on May 22, 2014 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated under the Exchange Act, in connection with an anticipated change in majority control of our board of directors (the “Board”) other than by a meeting of stockholders.  This Information Statement will be first mailed to our stockholders of record on or about May 23, 2014.

On May 14, 2014, we entered into a merger agreement (the “Merger Agreement”) with 2418146 Ontario Inc., an Ontario (Canada) corporation (“GPAY Sub”), which is our wholly-owned subsidiary formed for purposes of consummating the Merger Agreement, and Canada Cannabis Corp., an Ontario (Canada) corporation (“CCC”).  Pursuant to the terms of the Merger Agreement, CCC and GPAY Sub shall cause to be executed and filed Articles of Amalgamation pursuant to the Ontario Business Corporations Act to consummate the amalgamation, which we filed on May 21, 2014 (the “Closing Date”).  As of the Closing Date, pursuant to the terms of the Merger Agreement, the company resulting from the amalgamation (“CCC2”) is a wholly-owned subsidiary of the Company and retains the CCC name and business, and each of the predecessor companies ceased.  Additionally, as of the Closing Date, pursuant to the terms and conditions of the Merger Agreement, we acquired 100% of the issued and outstanding shares of common stock of CCC in exchange for the issuance of 1,004,939 shares of our common stock, par value $0.000001.

Additionally, on May 14, 2014, we entered into a business transfer and indemnity agreement (the “Transfer Agreement”) with Tatum L. Morita, who was our President, CEO, CFO, a director of the Company and our majority shareholder (holding 4,000,000 of 4,333,350 shares of our common stock immediately prior to the Closing Date).  Pursuant to the terms of the Transfer Agreement, immediately after the Closing Date, Ms. Morita (i) returned to the Company 4,000,000 shares of the Company’s common stock, (ii) agreed that outstanding loans made by Ms. Morita to the Company in the aggregate amount of USD $7,100 are satisfied and paid in full, and (iii) agreed to indemnify and hold harmless the Company and CCC2 with respect to all liabilities of the Company in existence, arising during, or relating to the period prior to the Closing Date.  Pursuant to the terms of the Transfer Agreement, immediately after the Closing Date, the Company (i) transferred to Ms. Morita the assets of the Company business, as in existence prior to the Effective Date, (ii) paid cash consideration to Ms. Morita in the amount of USD $361,650, and (iii) agreed to, jointly and severally with CCC2, indemnify and hold harmless Ms. Morita with respect to all liabilities of the Company incurred after the Closing Date.

As a result of the transactions effected by the Merger Agreement and the Transfer Agreement, (i) the former business of CCC is now the sole business of the Company’s wholly-owned subsidiary, CCC2, (ii) our sole business is now to invest in and support the business of CCC2, and (iii) there is a change of control whereby the former shareholders of CCC now own a controlling 75% ownership interest in the Company.

As a further condition of the Merger Agreement, the current officers and directors of the Company resigned, each effective as of the Closing Date with the exception of Ms. Morita’s resignation as a director, which will be effective on the 10th day following the mailing of this Information Statement to our shareholders (the “Effective Date”).  Mr. Benjamin Ward was appointed to serve as a Director and also as the CEO and President of the Company, effective as of the Closing Date.  Additionally, Mr. John Esteireiro was appointed to serve as the Company’s COO and Mr. Peter Strang and Mr. Silvio Serrano were appointed as Vice Presidents, each effective immediately.  Finally, Mr. Esteireiro, Mr. Strang, Mr. Serrano and Mr. Dale Rasmussen were appointed to serve as Directors of the Company, which appointments will be effective on the Effective Date.

We have agreed to file with the Securities and Exchange Commission (the “SEC”) and distribute to our stockholders, this Information Statement disclosing our intention to appoint to our Board the individuals designated by CCC identified herein promptly after the requisite waiting period has elapsed under Section 14(f) of the Exchange Act.

No action is required by our stockholders in connection with this Information Statement.  However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require that we mail to our stockholders of record the information set forth in this Information Statement at least ten days prior to the date on which there occurs a change in a majority of our directors pursuant to any arrangement or understanding with the person or persons acquiring securities from us.  Accordingly, the appointment of the new Board members will not occur until at least ten days following the mailing of this Information Statement.

VOTING SECURITIES

As of May 22, 2014, before giving effect to the transactions contemplated by both the Merger Agreement and the Transfer Agreement, we had 4,333,350 shares of common stock issued and outstanding.  Each share of our common stock is entitled to one vote.  Our stockholders will have the opportunity to vote with respect to the election of directors at the next annual meeting of our stockholders.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

General Information

Currently, our Board consists of Tatum Morita and Benjamin Ward.  Ms. Morita served as our Chief Executive Officer, President and Chief Financial Officer from the Company’s inception until the Closing Date.  Upon Ms. Morita’s resignation as an executive, Mr. Ward assumed the role as the Company’s Chief Executive Officer and President, effective as of the Closing Date.  CCC designated the following four additional persons to serve on the Board of Directors, effective as of the Effective Date: John Esteireiro, Peter Strang, Silvio Serrano and Dale Rasmussen.  Benjamin Ward will remain on the Board after Effective Date and Ms. Morita has resigned from the Board, effective on the Effective Date.  Following the appointment of Messrs. Esteireiro, Strang, Serrano and Rasmussen to the Board, the Board will consist of five (5) members.  All directors serve until the next annual meeting of stockholders or until their successors are elected and qualified.  Officers are elected by our Board and their terms of office are at the discretion of our Board.

Business Experience of Directors

The following table sets forth certain information with respect to persons who are anticipated to be members of the Board following the Effective Date:

Name	Age	Position
Benjamin Ward	34	President, CEO, Director
John Esteireiro	44	COO, Director
Peter Strang	47	Vice President, Director
Silvio Serrano	35	Vice President, Director
Dale Rasmussen	64	Director

Set forth below is information relating to the business experience of each of our directors and executive officers.

Benjamin Ward

Benjamin Ward has served as the President, CEO and Director of the Company and its predecessor, CCC, since CCC’s inception on January 20, 2014.  Mr. Ward is a management professional who has gained extensive experience in international development and community development organizations over the course of his career. Mr. Ward has served Joshua Gold Resources Inc. on the Company’s Board of Directors since June 4, 2010, and from December 23, 2010 through June 27, 2011, Mr. Ward served as the Company’s CFO and Treasurer. From June 2011 to present - Mr. Ward has served as President, CEO and Director of Joshua Gold Resources Inc. a position that he still holds.  Mr. Ward was appointed as Chief Operating Officer (COO) of Sarissa Resources (OTCPK: SRSR) on September 19, 2013 and was also appointed as a Director of the Company at that time.  Mr. Ward resigned his position as COO and as a Director of Sarissa Resources on May 12, 2014.  From June 2009 through July 2011, Mr. Ward served as Executive Director of Kerr Street Community Services, a community development organization in Oakville, Ontario, Canada.  Mr. Ward also served on the Advisory Board of Empower Global, a microfinance organization operating in Asia, Africa and the Caribbean, from September 2006 to July 2009.

Mr. Ward holds a Bachelors Degree from Heritage Baptist College and Theological Seminary and a Master of Business Administration from the Bradford University School of Management located in Bradford England.

John Esteireiro

John Esteireiro has served as the COO of the Company and its predecessor, CCC, from CCC’s inception on January 20, 2014.  Mr. Esteirerio will also serve as a Director of the Company as of the Effective Date.  Mr. Esteireiro has over 20 years’ experience in capital markets.  He was a founding partner of Genuity Capital Markets, serving as its Head of Equity Trading, Managing Director, and a partner from its inception in January 2005.  After Canaccord purchased Genuity Capital Markets in 2010, Mr. Esteireiro was Head of Trading and Managing Director for the combined firm of Canaccord Genuity until August 2013.  Prior to that, he was the Head of Institutional Equity at Canadian Imperial Bank of Commerce as Managing Director from January 2000 to December 2004.  Mr. Esteireiro holds a Bachelor of Commerce from the University of Toronto.

Peter Strang

Peter Strang has served as Vice President of Real Estate of the Company and its predecessor, CCC, since CCC’s inception on January 20, 2014.  Mr. Strang also served as a Director of CCC from its inception until May 14, 2014 and will continue to serve as a Director of the Company as of the Effective Date.  Since January 1997, Mr. Strang has served as the President, CEO and Director of NAC Investments Ltd., his personal investment holding company principally involved in investment management.  Previously, from March 2011 to June 2012, Mr. Strang served as a Director and consultant to Paymobile, Inc., a company providing mobile money transfer services.

Silvio Serrano

Silvio Serrano has served as Vice President of the Company and its predecessor, CCC, since CCC’s inception on January 20, 2014.  Mr. Serrano will also serve as a Director of the Company as of the Effective Date.  Mr. Serrano has extensive experience with onsite manufacturing management.  Mr. Serrano is the founder of Growlite Canada (“Growlite”) and currently the owner of 55% of the ownership interest in Growlite and is Growlite’s President, CEO and sole director.  From 2010 to 2014, Mr. Serrano held the position of director with Teknika Group, a lighting supplier.  Prior to that, from 2008 to 2010, he served as the plant manager for stone manufacturer, Uniform Custom Countertops, Inc. and from 2000 to 2008, Mr. Serrano held the position of plant manager with Onyx, a stone manufacturer.

Dale Rasmussen

Dale Rasmussen will serve as a Director of the Company as of the Effective Date.  He has more than 25 years of experience in the Energy and Alternative Energy Industries.  He is considered a leading authority in this area.  During his career, Mr. Rasmussen has served on the Board of over a dozen private and public companies (serving as the Chairman of three).  Three companies that were co-founded by Mr. Rasmussen reach market capitalization of over half a billion U.S. dollars each.

Mr. Rasmussen is currently the Chairman of Digi Holdings.  He is also a board member of West Mountain Gold, a publicly traded company, and Greenwood Energy.  Mr. Rasmussen severs as a consultant to several other growth companies either considering or on the path to becoming publicly traded enterprises.  Mr. Rasmussen served as the Chairman of the Board of Quantum Fuel System Technologies Worldwide from 2002 to 2012, and served on its Board of Directors beginning in 2000.  Mr. Rasmussen’s responsibilities with Quantum included acquisitions, joint venture, strategic alliances and investor and shareholder relations.  Mr. Rasmussen was a founding member of the Board of Directors of Fisker Automotive and served as the Chairman of the Board since its formation in November 2007 until February 2010.  Fisker Automotive was co-founded by Quantum and Henrick Fisker and was awarded a $528.7 million loan by the U.S. Department of Energy to develop and manufacture plug-in hybrid vehicles, including the Fisker Karma.  Mr. Rasmussen was the Senior Vice President and Secretary of IMPCO Technologies (now Fuel Systems Solutions) from 1989 through 2005, joining the company in 1984 as Vice President of Finance and Administration and Corporate Secretary.  IMPCO was the parent company of Quantum Technologies prior to its spin-off in 2002.  While at IMPCOI, Mr. Rasmussen’s area of expertise was mergers and acquisitions, strategic planning and investor relations.  During his years at IMPCO, the company experiences a compound annual growth rate of approximately 30 percent.  Prior to joining IMPCO, Mr. Rasmussen was a commercial banker for twelve years at two banks where he was responsible for managing the banks’ investment portfolio, branch and corporate development and served as the corporate secretary.  Mr. Rasmussen is a graduate of Western Washington University, where he received the award as marketing student of the year.  He is also a graduate of Pacific Coast Banking School, University of Washington.

Significant Employees

None.

Family Relationships

There are no family relationships between the directors and executives.

Involvement in Certain Legal Proceedings

There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of our Company during the past ten years.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of shares of common stock of the Company owned of record and beneficially by executive officers, directors and persons who hold 5% or more of the outstanding common stock of the Company after giving full effect to the transactions contemplated by both the Merger Agreement and the Transfer Agreement.

Name of Beneficial Owner of Shares	Amount and Nature of Beneficial Ownership	Percentage of Class (3)

Benjamin Ward (1)	102,564	7.66%

John Esteireiro (1) (2)	102,564	7.66%

Peter Strang (1) (2)	102,564	7.66%

Silvio Serrano (1) (2)	102,564	7.66%

All officers, directors, and beneficial owners as a group	410,256	30.66%

(1)	The person listed is an officer and/or director of the Company

(2)	The person listed has been appointed as a director and will become a director on the Effective Date

(3)
The percentages listed in the percent of class column are based upon 1,338,289 issued and outstanding shares of the Company’s common stock, the number after giving full effect to the transactions contemplated by both the Merger Agreement and the Transfer Agreement.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
AND DIRECTOR INDEPENDENCE

On March 31, 2014, CCC entered into an acquisition agreement (collectively, the “Growlite Agreement”) with 2393245 Ontario Inc. c.o.b. Growlite Canada (“Growlite”) and Silvio Serrano (“Serrano”), the owner of 100% of Growlite.  Pursuant to the terms of the Growlite Agreement, CCC acquired a 45% ownership interest in Growlite (the “Ownership Interest”) in consideration of making a combined debt and equity investment in the aggregate amount of CAD $4,000,000 (approximately USD $3,669,880 as of the date of this Information Statement), with CAD $1,000,000 (approximately USD $917,470 as of the date of this Information Statement) in the form of a cash payment made on February 28, 2014 and CAD $3,000,000 (approximately USD $2,834,940 as of the date of this Information Statement) in the form of a loan (the “Loan”) made on March 31, 2014.

The Loan is documented by a Loan Agreement entered into by CCC and Growlite, dated March 31, 2014.  In accordance with the terms of the Loan Agreement, the Loan accrues interest at a rate of 2% per annum, compounded monthly.  Pursuant to the terms of the Loan, Growlite is required to make quarterly interest only payments in arrears, with the principal amount and any accrued interest due in full in a single payment on March 31, 2024.

As further consideration for the sale of the Ownership Interest, CCC agreed to enter into a shareholder agreement with Serrano with respect to Growlite within 60 days of the Growlite Agreement, among the material terms of which shall guarantee that Serrano remain the sole director of and maintain sole control over Growlite.  As of the date of this Information Statement, the complete terms of the shareholder agreement have not been finalized which, therefore, has not been executed.  Silvio Serrano remains the owner of 55% of the ownership interest in Growlite and is Growlite’s President, CEO and sole director.  Mr. Serrano also holds 7.66% of the Company’s common stock, is currently a Vice President of the Company and has been appointed as a Director of the Company, which appointment will be effective as of the Effective Date.

In February 2014, John Esteireiro advanced a short-term loan in the amount of CAD $500,000 to CCC to cover operational expenses.  The loan was paid in full in March 2014, including interest paid in the amount of approximately CAD $2,000.  Mr. Esteireiro owns 7.66% of the Company’s common stock and is the COO of the Company and has been appointed as a Director of the Company, which appointment will be effective as of the Effective Date.

On May 20, 2014, Benjamin Ward advanced a short-term loan in the amount of USD $228,111.48 to the Company to cover expenses related to the Transfer Agreement.  The loan is interest free and no formal terms were documented.  However, the Company intends to repay the loan upon receipt of adequate funds to do so.  Mr. Ward owns 7.66% of the Company’s common stock and is the CEO, President and a Director of the Company.

As of the date of this Information Statement, we do not have a written related-person transactions policy.  However, as we increase the size of our Board and gain independent directors, we expect to prepare and adopt a written related-person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and approval or ratification of “related-persons transactions” as described by Item 4 of Regulation S-K promulgated under the Exchange Act.

CORPORATE GOVERNANCE

Board Committees

To date, our board of directors has not created an audit committee, compensation committee, nominations and governance committee or other committees performing similar function due to the size of our Board and the Board’s determination that it has been premature at this early stage of the Company’s management and business development to form such committees.  As the Company’s management and business development progresses, and the size of our Board increases, our Board intends to create the aforementioned committees and adopt respective charters of each committee formed in compliance with established corporate governance requirements.  To date, our full board of directors has performed all of the functions of these committees.  Our Board has determined that its members do not currently include a person who is an “audit committee financial expert” within the meaning of the rules and regulations of the SEC.

Leadership Structure and Director Independence

Currently, Benjamin Ward serves as our Chief Executive Officer and Chairman of the Board.  We do not currently separate the roles of Chief Executive Officer and Chairman of the Board because the current size of our Board and executive team, as well as the early stage of our management and business development, makes such separation of these roles difficult.

We currently do not have any “independent” directors, as that term is defined under Nasdaq listing rules.  We believe that, upon their appointment, Dale Rasmussen will be “independent,” and Mr. Ward, John Esteireiro, Peter Strang and Silvio Serrano will not be “independent,” as that term is defined under the Nasdaq listing rules.

Meetings of the Board of Directors; Board Compensation

Our Board did not hold any meetings during the Company’s fiscal year ending September 30, 2013, but acted by written consents in lieu of meetings, when necessary, during that time.  We did not hold an annual meeting of security holders during 2013.  No compensation was paid to our directors for attendance at any meetings during 2013.  Directors are reimbursed for out-of-pocket expenses incurred in furtherance of our business.

We expect to establish a director compensation program comparable to that of companies of similar size and complexity. It is expected that a committee of our board of directors will recommend director compensation levels to the full board of directors, which will set the compensation based on those recommendations. We expect that a committee of our board of directors will review and report to the board of directors on the director compensation program on a regular basis and that the committee will likely retain an outside advisor to assist in its review and report on the program.

Stockholder Communications

Our Board does not currently provide a process for stockholders of the Company to send communications to our Board of Directors.  Our management believes that until this point in the Company’s development, it has been premature to develop such processes given the limited issuance and liquidity of our common stock.  However, our new management may establish a process for shareholder communications with the Board in the future.

EXECUTIVE COMPENSATION

We reimburse our directors for expenses incurred in connection with attending board meetings but we do not pay our directors fees or other cash compensation for services rendered as a director.

Our executive officers are currently earning compensation. The following table sets forth information, with respect to the Company, concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the noted periods.

CCC Summary Compensation Table

Name and Principal Position	Year	Salary ($) (3)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation Earnings ($)	Non- Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($) (3)
Benjamin Ward, CEO, President and Director	2014 (1)	120,000	--	--	--	--	--	--	120,000
John Esteireriro, CFO and Director (2)	2014 (1)	120,000	--	--	--	--	--	--	120,000
Peter Strang, VP and Director (2)	2014 (1)	120,000	--	--	--	--	--	--	120,000
Silvio Serrano, VP and Director (2)	2014 (1)	120,000	--	--	--	--	--	--	120,000

(1)
CCC was not formed until January 20, 2014.  Therefore, no historical compensation numbers exist from prior years.  The amounts reflected in the summary compensation table are the amounts each individual is expected to earn for services rendered to the Company pursuant to their respective agreements throughout the entire current calendar year.

(2)	These individuals have been appointed directors of the Company effective as of the Effective Date.

(3)	Salary and Total Compensation expressed in CAD. As of the date of this Information Statement, CAD $120,000 is approximately USD $110,071.

No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by our Company for the benefit of our employees.

Consulting Agreements

On January 21, 2014, Canada Cannabis Corp. entered into Consulting Agreements with each of Benjamin Ward, John Esteireiro, Peter Strang, Silvio Serrano, and Mariana Bracic (the “Consulting Agreements”).  Pursuant to the terms of the Consulting Agreements, each of the consultants will provide certain services to CCC customary to that consultant’s position.  Such services will be provided at the direction of the Company’s CEO or, in the case of Benjamin Ward, at the direction of the Company Board of Directors.  The foregoing summary is not complete and is qualified in its entirety by reference to the complete text of the Consulting Agreements, a form of which is attached as an exhibit to the Company’s Current Report on Form 8-K filed with the SEC on May 20, 2014.

Employment Agreement

On March 21, 2014, Canada Cannabis Corp. entered into an Employment Agreement with Benjamin Ward (the “Employment Agreement”).  The Employment Agreement replaces the Consulting Agreement Mr. Ward entered into with the Company on January 21, 2014, which terminated with execution of the Employment Agreement. Pursuant to the terms of the Employment Agreement, Mr. Ward continues in his role as CEO with a salary of CAD $120,000 per year, in addition to being eligible to earn achievement based bonuses in the discretion of the Board of Directors.  CCC may terminate Mr. Ward’s employment for convenience upon one year’s written notice, or by payment in lieu of notice of one year of salary.  Additionally, Mr. Ward’s Employment Agreement includes confidentiality and non-compete provisions prohibiting him from competing with the Company for the greater of (i) a six month period from the date of termination of employment, or (ii) a period beginning on the date of termination and ending on the day when he is entitled to receive his final remuneration from the Company.  The foregoing summary is not complete and is qualified in its entirety by reference to the complete text of the Employment Agreement, which is attached as an exhibit to the Company’s Current Report on Form 8-K filed with the SEC on May 20, 2014.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by Commission regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company’s knowledge, none of the officers, directors or shareholders of the Company was delinquent in any necessary filings under Section 16(a).

LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation.  To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder, is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the Exchange Act and we file reports and other information with the SEC.  The public may read and copy any materials the Company files with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.  The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, like us, that file electronically with the SEC, which can be found at the web site address http://www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned thereunto duly authorized.

Gold Party Payday, Inc.
(Registrant)

Dated: May 23, 2014	By:	/S/ Benjamin Ward
Benjamin Ward CEO, President, and Director